June 28, 2012	TSX: GPR
For Immediate Release	NYSE Amex: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS ANNUAL AND SPECIAL MEETING RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; the “Company”) is pleased to announce the following results of its Annual and Special Meeting of shareholders held on June 28th, 2012:

  The re-election of Robert A. Archer, Kenneth W. Major and R.W. (Bob) Garnett and the election of new Board nominees John Jennings and J. Richard H. (Dick) Whittington as the Directors of the Company;

  The re-appointment of KPMG LLP, Chartered Accountants as Auditor; and

  The ratification and approval of a new Shareholder Rights Plan and approval of certain changes to the Company’s Articles.

New Directors

Mr. John Jennings brings almost three decades of experience in the Canadian and international financial services with leading firms including BMO Nesbitt Burns, Lehman Brothers International, RBC Financial, HSBC Group and CIBC. As a mining analyst and senior investment banker, Mr. Jennings has executed numerous M&A assignments and raised both debt and equity capital for public, private and sovereign clients. Mr. Jennings recently joined Korn/Ferry International, the world's largest executive search and talent management firm. Mr. Jennings earned his B.Sc (Chemistry) from the University of Western Ontario and an MBA from London Business School. He also holds the designation of Chartered Financial Analyst. Mr. Jennings is the Chair of the Compensation Committee.

Mr. Whittington is a mining engineer, educated at England's Royal School of Mines, with over 35 years of experience in Canada, Australia, Panama, Mexico and Papua New Guinea. Most recently he was President, CEO and a Director of PNG Gold, an advanced stage gold exploration company operating in Papua New Guinea. Prior to that he was President, CEO and a Director of Farallon Mining where he brought Farallon's G-9 polymetalic zinc mine in Guerrero State, Mexico into production in less than four years from its original, greenfield, discovery. He led the company through the transition from exploration, to development and construction and finally, into commercial production before helping facilitate the friendly takeover of the company by Nyrstar N.V., a Belgium zinc mining and smelting company, for $409 million in January 2011.

John Kopcheff, of Australia, did not not stand for re-election. The Company expresses its gratitude to John for his advice and counsel during his 11 years as a Director, committee member and committee chairman.

Shareholder Rights Plan

Shareholders have approved and ratified the adoption of a new Shareholder Rights Plan (the “Plan”) as part of its procedures for dealing with any parties who may seek to acquire control of the Company through a take-over bid or other transaction.

The Company is not aware of any pending or threatened take-over bids for the Company, and it is not the intention of the Plan to prevent take-over bids. The Plan is intended to ensure that all shareholders are treated equally and fairly in any such transaction. The Plan has been adopted in order to provide the

Company’s Board of Directors with sufficient time to assess and evaluate any take-over bid or other control transaction and to explore and develop alternatives for maximizing shareholder value.

The Plan is similar to other shareholder rights plans adopted by Canadian corporations. To implement the Plan, the Board of Directors of the Company authorized the issue of one Right in respect of each common share of the Company outstanding to holders of record at 5:01 PM, Pacific time, on June 29, 2012. Until the occurrence of certain specific events, the Rights will trade with the common shares of the Company and be represented by the share certificates for such common shares.

The Rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the outstanding common shares of the Company without complying with the “Permitted Bid” provisions of the Plan. Under the Plan, a Permitted Bid is a bid made to all shareholders on identical terms and conditions that is open for at least 60 days. If at the end of 60 days more than 50% of the outstanding shares, other than those owned by the offeror and certain persons related to the offeror or acting jointly with it, have been tendered, the offeror may take up and pay for the shares but must extend the bid for a further 10 business days to allow all other shareholders to tender.

Should a non-permitted acquisition occur, each Right would entitle each holder of common shares (other than the offeror and certain parties related to the offeror or acting jointly with it) to purchase additional common shares of the Company at a 50% discount to the market price at the time.

The Plan becomes effective at 5:01 PM Pacific time on June 29, 2012, immediately after the expiration of the current rights plan. The Plan will continue until the annual meeting of shareholders in 2016.

About Great Panther

Great Panther Silver Limited is a profitable, primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. The Company's current activities are focused on the mining of precious metals from two wholly-owned operating mines in Mexico. In addition, the Company is also pursuing acquisition opportunities throughout Latin America to add additional mines to its portfolio of properties. Great Panther's mission is to become a leading primary silver producer by acquiring, developing and profitably mining precious metals.

For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Robert Archer	Rhonda Bennetto
President & CEO	Vice President Corporate Communications
1-888-355-1766	1-888-355-1766